Exhibit 12.1

	Ratio of Earnings to Fixed Charges*

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Pretax income from continuing operations	$63,926	$27,157	$240,919	$143,527	$560,235	$446,363	$326,908
Less: Income from equity investees	(9,147)	(6,416)	(31,632)	97,142	(58,197)	(38,318)	(26,971)
Add: Fixed charges	21,261	21,663	84,768	88,746	91,343	72,736	52,291
Distributed equity method income	23,187	18,941	55,453	80,487	53,612	46,033	16,565
Earnings available for fixed charges	$99,227	$61,345	$349,508	$409,902	$646,993	$526,814	$368,793

Fixed charges:
Interest Expense	18,004	18,153	70,804	77,233	81,535	63,601	41,599
FIN 48 Interest Expense	(229)	30	171	346	116	—	—
Amortization of debt issuance costs	1,847	1,795	7,325	4,192	2,931	2,610	2,834
Estimated portion of rental expense equivalent to interest	1,639	1,685	6,468	6,975	6,761	6,525	7,858
Total fixed charges	$21,261	$21,663	$84,768	$88,746	$91,343	$72,736	$52,291

Ratio of earnings to fixed charges	4.7x	2.8x	4.1x	4.6x	7.1x	7.2x	7.1x

*      For the three months ended March 31, 2010 and 2009, and for each of the years ended December 31, 2009, 2008, 2007, 2006 and 2005, there were no outstanding shares of preferred stock of the Company.  Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges for those periods.